SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein

President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

James W. Hackett, Jr., Esq.

Frederick P. Callori, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

(617) 248-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2007 by International Electronics, Inc., a Massachusetts corporation (the “Company”), relating to the tender offer being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 14, 2007, by and among Acquisition Sub 2007-2, Inc. (the “Offeror”), a wholly-owned subsidiary of Linear LLC (“Linear”), Linear, the Company and, for certain limited purposes, Nortek, Inc., the indirect parent company of Linear (“Nortek”), at a price of $6.65 per Share (the “Offer Price”), net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated May 25, 2007 (the “Offer to Purchase”), and the related letter of transmittal, both of which were filed as Exhibits to the Offeror’s Schedule TO filed with the Securities and Exchange Commission on May 25, 2007.

Item 4.          The Solicitation or Recommendation.

The first paragraph of Item 4(a) of the Statement is hereby amended to add the following at the end thereof:

In addition, the Board has unanimously determined to recommend that the Company’s shareholders who did not tender their Shares in the original Tender Offer accept the tender in the subsequent offering period initiated by the Offeror.

The Section entitled “Background of the Tender Offer and the Merger” of Item 4(b) of the Statement is hereby amended and supplemented as follows:

On June 25, 2007, the Offeror announced the expiration of the initial period of the Offer.  The initial period of the Offer and the withdrawal rights expired at 12:00 Midnight, New York City time, on June 22, 2007 (the “Initial Expiration Date”).  The depositary for the Offer advised the Offeror and Linear that approximately 1,517,219 Shares had been validly tendered and not withdrawn as of the Initial Expiration Date, representing approximately 86.33% of the Company’s issued and outstanding Shares.  All Shares validly tendered as of the Initial Expiration Date were accepted for payment in accordance with the terms of the Offer.

Because the Offeror did not obtain at least 90% of the Shares as of the Initial Expiration Date, the Offeror commenced a subsequent offering period on June 25, 2007 for all remaining untendered Shares that will expire at 12:00 Midnight, New York City time, on Thursday, July 12, 2007, in accordance with the applicable rules and regulations of the SEC and the Merger Agreement.

The Section entitled “Reasons for the Recommendation” of Item 4(b) of the Statement is hereby amended and supplemented as follows:

The Board has determined to support the subsequent offering period initiated by the Offeror for all of the reasons set forth in support of the original Tender Offer.  In addition, the Board recommends that the Company’s shareholders who did not tender their Shares in the original Tender Offer accept the tender in the subsequent offering period initiated by the Offeror because it will give the Offeror an additional opportunity to acquire at least 90% of the issued and outstanding Shares.  If the Offeror is able to purchase at least 90% of the issued and outstanding Shares and effect a short form merger of the Offeror with and into the Company without a vote of the shareholders of the Company, the Merger will be expedited and all shareholders of the Company will receive the merger consideration in a timely fashion.  In the event the Offeror is unable to acquire at least 90% of the issued and outstanding Shares, the Company will be required to undertake a lengthy process to call a special meeting of the shareholders to approve the Merger and the Merger Agreement, which approval is very likely given that the Offeror has already purchased more shares than are necessary to approve the Merger and the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Electronics, Inc.

	By:	/s/ John Waldstein
John Waldstein
President, Chief Executive Officer, Treasurer, Chief Financial Officer
and Chairman of the Board

Date: June 28, 2007